SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CORPORATE TAXPAYER’S ID (CNPJ) 33.042.730/0001 -04
CORPORATE REGISTRY ID (NIRE) 33.3.001.159 5

     NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON SHARE CAPITAL
AND DIVIDENDS

In view of Companhia Siderúrgica Nacional’s Shareholders at the Annual General Meeting held on 4/30/2007 approved the payment of (i) one hundred, seventy-four million, four hundred twenty-eight thousand, three hundred and sixty-three reais (R$174,428,363.00), as interest on share capital; and (ii) five hundred, ten million, eight hundred, thirty-three thousand, seven hundred, sixty-nine reais and nineteen centavos (R$510,833,769.19), as dividends, we announce to Shareholders the following:

1. Interest on Share Capital and Income Tax: the Shareholders registered at the Trustee as of 4/30/2007 are entitled to receive Interest on Share Capital in the gross amount of R$0.680060 per share, and except for the immune and exempt shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax, except for the application of this rate to the shareholders domiciled in country which does not levy income or levy it at a maximum rate lower than twenty per cent (20%), in which case, are subject to a twenty-five per cent (25%) withholding income tax, pursuant to provision in article 8 of Law 9,779/99. Taking into account a 15% rate, the amount paid, net of income tax shall be R$0.578051 per share. The immune or exempt entities, pursuant to articles 12 and 15 of Law 9,532/97, supported by legal process or court decision, determining the non-withholding and non-payment of said tax, specifically concerning the payment of interest on share capital, shall submit again to CSN, up to May 4, 2007: (i) a copy thereof certified at the respective District Court Registry Office, as well as an updated certificate of purpose and status of the respective legal process; and (ii) a letter addressed to CSN, in which they expressly assume the commitment to: (a) inform within 24 hours of acknowledgment, eventual amendment or annulment of said process or decision; and (b) reimburse CSN the tax and other charges to be eventually required, as a result of said payment, within three (3) business days as from CSN’s notification. The supplementary private pension entities, insurance companies and FAPI (Individual and Scheduled Fund and Retirement), as well as life insurance containing survival coverage clause, as from January 1, 2005, are exempted from withholding and of separate payment of Income Tax levied on income and gains earned in their use of resources from provisions, technical reserves and benefit plans funds, pursuant to article 5, caput and sole paragraph of Law 11,053/04, and these up to May 4, 2007, shall submit a letter addressed to CSN, in which they expressly declare and assume (a) that resources used fit into the terms of said legal rule; (b) that they will immediately inform in writing, should resources used no longer fit into the terms of said legal rule; (c) that will reimburse the tax and other charges to be eventually required by CSN, lack of withholding of said tax, within three (3) business days as from CSN’s notification.

2. Dividends: The Shareholders registered at the trustee as of 4/30/2007 are entitled to receive dividends at the ratio of R$1.991634 per share.

3. Instructions as to Credit of Interest and Dividends: The Shareholders will have interest and dividends amounts available as from 5/9/2007, not including monetary restatement, at their bank addresses, such as those provided to the trustee, Itaú Corretora de Valores S.A. The Shareholders, users of fiduciary custodies will have their interest and dividends credited as per procedures adopted by Stock Exchanges. The Shareholders, whose records do not mention the individual taxpayer’s register (CPF)/corporate taxpayer’s ID (CNPJ) or indication of “Bank/Branch/Checking account”, will have their interest and dividends credited within three (3) business days, as from the due regularization of respective records at the branches of Banco Itaú S.A., or by means of letter addressed to the Superintendência de Serviços a Acionistas (Shareholders Service Superintendence) of Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

4. Service Locations: At the branches of Banco Itaú S.A., Shareholders service section, at banking hours.

Rio de Janeiro, April 30, 2007.

Benjamin Steinbruch

________________________________________
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.